February 10, 2011 John T. Archfield Jr. U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Segway IV Corp.
Amendment No. 1 to Item 4.01 Form 8-K
Filed January 31, 2011
Response Letter dated January 31, 2011
File No. 000-30327

Dear Mr. Archfield:

This will confirm your conversation with Ron Ben-Bassat, legal counsel for Segway IV Corp. (the “Company”).   The Company will respond by February 18, 2011 to the letter of the United States Securities & Exchange Commission (the “Commission”) dated February 3, 2011 related to the Company’s Form 8-K/A1 filed on January 31, 2011.

We are requesting this extension so that we can properly respond to the comments and address the auditing comments with our independent auditor.

Please contact us if you should you have any question.  Thank you for your attention.

Sincerely yours,

ANSLOW & JACLIN, LLP

By: _/s/ Richard I. Anslow_